Exhibit 99.1

15 May 2018

National Grid plc – Board Change
In accordance with Listing Rule 9.6.11R National Grid plc announces that Pierre Dufour, a Non-executive Director on the Board of National Grid plc ('the Company'), has informed the Company that due to ill health, he will not be seeking re-election by shareholders at the next Annual General Meeting of the Company to be held on 30 July 2018 and will leave the Board on that date.

Sir Peter Gershon, Chairman of the Board said:
'We are sorry to see Pierre go but thank him for the contribution he has made to the Board throughout his time with the Company. On behalf of the Board, I wish him all the very best in the future.'

Contact: C James, Assistant Company Secretary (020 7004 3116)